

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2019

Antoine Lafargue
Chief Financial Officer
Tellurian Inc.
1201 Louisiana Street,
Suite 3100
Houston, TX 77002

      Re: Tellurian, Inc
            Form 10-K for the Fiscal Year Ended December 31, 2018
            Filed February 27, 2019
            File No. 001-05507

Dear Mr. Lafargue:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Natural Resources

cc: Meg Gentle